**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

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# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported)     **April 25, 2006**

**MYERS INDUSTRIES, INC.**

(Exact name of registrant as specified in its charter)

| **Ohio** | **1-8524** | **34-0778636** |
|---|---|---|
| (State or other jurisdiction | (Commission | (IRS Employer |
| of incorporation) | File Number) | Identification Number) |

| **1293 South Main Street, Akron, OH** | **44301** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's Telephone Number, including area code     **(330) 253-5592**

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR

**Item 5.02**.  **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On April 25, 2006, the shareholders of Myers Industries, Inc. ("Company") elected nine directors for the 2006-2007 term, eight of whom previously served as directors, along with Vincent C. Byrd, who was elected for the first time.

On April 25, 2006, the Board of Directors of the Company approved the appointment of Donald A. Merril as Vice President and Chief Financial Officer, effective immediately.

**Item 9.01**.  **Financial Statements and Exhibits**

(c) Exhibit

99.1    Press Release issued by the Company dated April 27, 2006 regarding the election of Vincent C. Byrd to the Company's Board of Directors

99.2    Press Release issued by the Company dated January 26, 2006 regarding the announcement of the appointment of Donald A. Merril as Vice President and Chief Financial Officer

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Myers Industries, Inc.**
(Registrant)

DATE **May 1, 2006**                    By: **/s/ Kevin C. O'Neil**
                                        Kevin C. O'Neil
                                        Vice President, General Counsel & Secretary